UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

KVH Industries, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	0-28082	05-0420589
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)
50 Enterprise Center, Middletown, RI 02842 (Address of Principal Executive Offices) (Zip Code)
Felise Feingold (401) 847-3327 (Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

_x__ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1. Conflict Minerals Disclosure
KVH Industries, Inc. (“KVH”, “we”, or “our”) is a leading manufacturer of solutions that provide global high-speed Internet, television, and voice services via satellite to mobile users at sea, on land, and in the air, as well as a leading provider of commercially licensed news, sports, movies, music and training video content to commercial and leisure customers in the maritime, hotel, and retail markets. We are also a premier manufacturer of high-performance navigational sensors and integrated inertial systems for defense and commercial guidance and stabilization applications.

Item 1.01    Conflict Minerals Disclosure and Report
This Form SD is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2013 to December 31, 2013.
Item 1.02    Exhibit
KVH’s Conflict Minerals Report is provided as Exhibit 1.02 to this Form SD. A copy of our Conflict Minerals Report may be found at http://www.kvh.com/secfilings.
Section 2. Exhibits

Item 2.01 Exhibits

Exhibit No.        Description

1.02             Conflict Minerals Report of KVH Industries, Inc.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KVH INDUSTRIES, INC.
Date: June 2, 2014	BY	/s/ PETER A. RENDALL
Peter A. Rendall
Chief Financial Officer